LEE ENTERPRISES, INCORPORATED

201 N. Harrison Street, Suite 600

Davenport, Iowa 52801-1924

April 19, 2006

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Commission File No. 1-6227

Dear Ms. Cvrkel:

This is in response to your comment letter of April 6, 2006, which was received by Lee Enterprises, Incorporated via facsimile on April 6, 2006. In order to complete our response, we have requested additional information and analysis from Bearing Point, Inc., which we expect to receive next week. We therefore request an extension to respond to the comments contained in your letter and will furnish them to you via EDGAR no later than May 1, 2006. Absent advice to the contrary, we will assume that this is satisfactory.

Very truly yours,

C. D. Waterman III
Secretary and General Counsel

CDWIII/dc

cc/Mr. Carl G. Schmidt